

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

October 3, 2006

Jacq J.M. Derckx
Director Corporate Control
HQ-4.02, Akzo Nobel N.V.
Velperweg 76, 6824 BM
Arnhem, The Netherlands

Re: Akzo Nobel N.V.
Form 20-F for the year ended December 31, 2005
File No. 0-17444

Dear Mr. Derckx:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2005

Item 18 – Financial Statements

Summary of Significant Accounting Policies Used in Preparing the Consolidated Financial Statements

Intangible Assets, page 125

1. We read that development costs are capitalized if it is probable that sufficient future economic benefits will be generated by the intangible assets arising from

development. Please confirm to us, and consider revising future filings to clarify, that development costs are capitalized if, and only if, *all* of the criteria of paragraph 57 of IAS 38 are met. In this regard, your current disclosure only addresses the criteria of paragraph 57(d).

Deferred Income Tax, page 128

2.   Your accounting policy indicates that deferred tax assets are recognized if it is probable that the asset will be realized. Based on this accounting policy as well as the accounting set forth in paragraph 24 of IAS 12, help us to understand why your critical accounting policy disclosures on page 75 discusses a valuation allowance and how, as disclosed in Note 21 – Income Taxes on page 169 your accounting policy results in the recording of deferred tax assets for which you need to provide a valuation allowance. Please advise.

Derivative Financial Instruments, page 129

3.   With regard to your hedging activities, tell us the consideration you gave to the disclosure requirements of paragraphs 22 through 24 of IFRS 7.

Consolidated Balance Sheet, page 132

4.   We note that you are presenting minority interest as a mezzanine item between liabilities and shareholders' equity. Tell us what consideration you gave to the presentation guidance set forth in paragraph 68(o) of IAS 1.

5.   We note that you have combined some of the liability line items listed in paragraph 68 of IAS 1. In this regard, your "current liabilities" line item appears to combine trade and other current payables, current provisions, and other current liabilities, all of which appear to be separate line items in paragraph 68. Similarly, your "long-term liabilities" line item appears to combine long-term provisions, deferred tax liabilities, and other long-term liabilities. Please tell us how you determined that your current presentation complied with IAS 1, or confirm that you will revise future filings to separately disclose the line items specified in paragraph 68.

Consolidated Statement of Income, page 133

6.   We note that you have classified certain assets and liabilities related to activities that will be divested as held for sale. Please tell us what consideration you gave to the guidance set forth in paragraphs 31 through 35 of IFRS 5 such that readers can evaluate the financial effects of discontinued operations and disposal groups. Specifically, please tell us what consideration you gave to whether these activities represent cash generating units. If these activities are not cash generating units,

please tell us what consideration you gave to disclosing this fact to clarify this matter for your readers.

7. We note that you recorded 579 million euros as results of divestitures for the year ended December 31, 2004. As indicated in Note 18, we note that this gain is mainly related to the divestments of Catalysts, Phosphorus Chemical, and Coating Resins. Please help us understand why these divested activities do not qualify for treatment as discontinued operations pursuant to the guidance set forth in paragraphs 30 through 33 of IFRS 5. In this regard, we assume based on your disclosures that you applied the guidance set forth in IFRS 5 rather than IAS 35. Specifically, please tell us what consideration you gave to whether these activities represent cash generating units. If these activities are not cash generating units, please tell us what consideration you gave to disclosing this fact to clarify this matter for your readers.

8. We note that you have elected to classify expenses in your income statement by function. Please tell us how you determined that the presentation of "incidentals" on the face of your income statement is consistent with presenting expenses by function. Also tell us how you determined that your current footnote disclosures meet the requirements of paragraph 93 of IAS 1 to also present material expenses by nature.

9. We note your presentation of earnings before minority interest, minority interest and net income. Tell us what consideration you gave to the presentation requirements set forth in paragraphs 81-82 and paragraph BC19 of IAS 1.

Consolidated Statement of Cash Flows, page 134

10. Based on the impairment charges reflected in the 2005 activity as presented in Notes 7 and 8, it appears that the non-cash adjustment for impairment losses in your cash flows from operating activities does not include the impairment loss related to your assets held for sale as seen in Note 6. Please advise.

11. We note that you have included "loan and prepaid premiums to APF" within your cash flows from investing activities. We read in Note 23(b) that although these payments would be included in cash flows from operating activities under US GAAP, they should be treated as investing activities under IFRS. Please help us to better understand your classification of these payments under IAS 7. Tell us what consideration you gave to the fact that these payments relate to the settlement of a pension plan and therefore effectively may be cash payments made to and on behalf of your employees as contemplated by paragraph 14(d) of IAS 7.

Note 1 – Industry Segment Information and Geographic Data, page 136

12.   In future filings please disclose segment liabilities as required by paragraph 56 of
        IAS 14.

Note 13 – Long-term Liabilities – Provisions for Pensions, page 148

13.   We note that effective December 31, 2005 you changed your Netherlands pension
        plan from a defined benefit plan to a defined contribution plan for IFRS
        accounting purposes. In this regard, we note that as a result of the changes to
        your Netherlands pension plan, the actuarial or investment risks related to the
        plan no longer rest with the company. We also note that you made certain
        changes to the early retirement plan. These changes resulted in a curtailment and
        settlement of defined benefit obligations of EUR 4,575 million and plan assets of
        EUR 4,502 and a resulting gain of EUR 114 million. For IFRS purposes, please
        confirm that this gain contemplates the guidance set forth in paragraph 110 of IAS
        19.

14.   We note that for US GAAP purposes, in accordance with SFAS 87, the changed
        pension plan is still qualified as a defined benefit plan and therefore no
        curtailment or settlement gain or loss was recognized. Help us to understand the
        specific changes to the pension plan. Discuss the company's obligations under
        the new plan. Address, how, if at all, these changes impacted your accounting for
        this plan as a defined benefit plan. That is, specifically address whether these
        changes result in changes to the pension benefit formula and/or any other
        accounting required for defined benefit plans as required by SFAS 87.

Note 15 – Commitments and Contingent Liabilities, page 159

15.   We note your disclosures concerning environmental liabilities here and in Note
        13. Please tell us what consideration you gave to providing a rollforward of this
        provision. Refer to paragraph 84 of IAS 37.

16.   We note your discussion of the Flexsys' alleged antitrust violations. You
        conclude that the carrying value of the company's investment in Flexsys may be
        affected by these matters. Tell us what consideration you gave to disclosing the
        carrying value of this investment in this footnote such that readers will understand
        the value at risk related to these contingencies.

Note 18 – Incidentals, page 165

17.   We note your disclosures concerning asset impairments here and in Notes 6, 7,
        and 8. We have the following comments:

- Please reconcile the impairment charges seen in Notes 6, 7, and 8 to the amounts seen here. If you have recorded impairment charges in any other lines on your statement of income, please tell us supplementally and tell us what consideration you gave to disclosing this information.
- Please tell us what consideration you gave to providing enough information, either here or in your other footnotes, to permit your readers to determine the amount of impairment charge by reportable segment within each class of assets. Refer to paragraph 130(c)(ii) of IAS 36. If these disclosures are not required under IFRS, please tell us what consideration you have given to providing these disclosures in your US GAAP reconciliation footnote as required pursuant to paragraph 46(d) of SFAS 142 and paragraph 26(d) of SFAS 144.
- Please tell us where you have disclosed the information required by paragraph 130(e)-(g) of IAS 36, or tell us what consideration you gave to presenting such information.

Note 23 – Application of Generally Accepted Accounting Principles in the United States of America, page 170

18.   We note that you have prepared your financial statements in accordance with IFRS as adopted by the European Union (EU GAAP). We note that you have relied upon the two year accommodation available under General Instruction G to Form 20-F. Tell us what consideration you gave to providing the disclosures required by paragraph (i) of General Instruction G, "Special Instruction for Certain European Issuers."

19.   We note your disclosures in Note 23(a) concerning goodwill. Please tell us what consideration you gave to providing a rollforward of your goodwill by reportable segment as required by paragraph 45 of SFAS 142.

20.   We note your disclosures in Note 23(g) concerning restructuring costs. Please tell us what consideration you gave to disclosing when you expect these restructuring activities to be completed and an estimate of the aggregate amount expected to be incurred under US GAAP as required by paragraph 20 of SFAS 146.

21.   As disclosed in Note 15 – Commitments and Contingent Liabilitites – Environmental Matters on page 160, we note that you have discounted your environmental liabilities. Tell us what consideration you gave to the US GAAP accounting requirements for discounting as set forth in paragraph 132 of SOP 96-1.

22.   As discussed in your Summary of Significant Accounting Policies, we note that for IFRS purposes you record provisions at net present value, taking the timing of

cash outflows into account. We also note that you recognized EUR 41 million and EUR 21 million of interest on discounting of provisions and other long-term receivables for the years ended December 31, 2005 and 2004. Tell us what portion of this interest expense relates to the discounting of provisions for each period presented and provide us with sufficient information for us to understand why you have not provided US GAAP reconciling item related to this accounting.

Note 24 – Explanation of Transition to IFRS, page 187

23.   We note your discussion of nonconsolidated companies on page 190. We read that your cooperation with Pfizer for asenapine is not legally incorporated and therefore is proportionally consolidated under IFRS. Please confirm that you are accounting for this jointly controlled operation in accordance with paragraph 15 of IAS 31.

24.   We note your textual discussion of the changes in accounting principles due to the adoption of IFRS; however, we have not been able to fully reconcile the amounts you have quantified in this discussion to the adjustments presented in the column "Effect of transition to IFRS".   Please provide us with a reconciliation of the amounts reflected in the column "Effect of transition to IFRS" to the textual disclosures.   For instance, tell us what comprises the EUR 1,552 million adjustment for Other reserves, minimum pension liability and undistributed profits.

FORMS 6-K FILED APRIL 20, 2006 AND JULY 20, 2006

25.   We note your quarterly reports for the first and second quarters of 2006. Tell us what consideration you gave to the disclosure requirements of paragraph 16(a) and paragraph 19 of IAS 34. Also tell us what consideration you gave to the requirement in paragraph 20(c) of IAS 34 regarding providing a statement showing changes in equity for the comparable year-to-date period of the immediately preceding financial year.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Jennifer Thompson, Staff Accountant, at (202) 551-3737 or, in her absence, to Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 or the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief

Cc: Richard C. Morrissey
       Sullivan & Cromwell LLP
       One New Fetter Lane
       London EC4A-1AN, England